51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
December 17, 2021 and December 21, 2021
Item 3   News Release
The news releases dated December 21, 2021 were disseminated through Accesswire.
Item 4   Summary of Material Change
On December 17, 2021, the Company closed the final tranche of the investment by MainPointe Pharmaceuticals (“MainPointe”) as outlined in the share purchase agreement signed by the parties earlier this year.
The final tranche involved the issuance of 1,479,882 common shares (the “Shares”) by RepliCel in exchange for CAD$998,921 which has now been received by the Company.  The Company received an aggregate of CAD$2,698,921 from all tranches and issued an aggregate of 3,986,684 Shares at a price of CAD$0.675 per Share.
All Shares issued are subject to a statutory hold period expiring four months and one day from the date of the issuance of the Shares.  None of the securities sold in connection with the investment will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On December 21, 2021, the Company announced that the dispute between Shiseido and RepliCel has led to the Company electing to terminate the license agreement with Shiseido. The Company’s decision is a legal step in its pursuit of a resolution of its disagreement with Shiseido that is the subject of ongoing arbitration proceedings under the aegis of the International Center for Dispute Resolution (ICDR).
The dispute between Shiseido and RepliCel is related to a license for Asia to RepliCel’s cell therapy technology for androgenetic alopecia, which is the leading cause of male and female pattern hair loss. Legal counsel for RepliCel filed a Notice of Arbitration that was announced in a Company press release on October 18, 2021.
Item 5    Full Description of Material Change.
5.1          Full Description of Material Change
A full description of the material changes are described in Item 4 above and in the News Releases which were filed on SEDAR at www.sedar.com.

5.2          Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:           Lee Buckler, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
December 21, 2021